Exhibit 99.1

Centerpulse Ltd Andreasstrasse 15 CH-8050 Zurich
NEWS NEWS NEWS NEWS	Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
Media Release	www.centerpulse.com
November 18, 2002 1/2

Centerpulse Closes Sale of Vascutek Ltd.

Zurich, November 18, 2002—Centerpulse Ltd. announced today that it has closed the sale of Vascutek Ltd. to Terumo Corporation of Japan. On November 7, 2002, Centerpulse also announced the closing of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group. The closing of these transactions represents Centerpulse's successful exit from the vascular devices market.

Centerpulse had previously announced the sale of Vascutek for USD 170 million on October 4, 2002, and the sale of IntraTherapeutics for USD 95 million on September 3, 2002. The proceeds from the two divestitures will be used to redeem parts of the credit facility, which Centerpulse used to finance the Class Action Settlement. The sale process for Centerpulse's Cardiac Division continues to proceed according to plan, and is expected to close by year end or early next year.

Centerpulse's subsidiaries develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. As part of the company's efforts to refocus strategic emphasis on the core sectors of orthopedic, spine and dental implants, current efforts to divest the cardiovascular business continue to be pursued.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

Media Inquiries: Centerpulse Corporate Communications Beatrice Tschanz Phone +41 (0)1 306 96 46 Fax +41 (0)1 306 96 51 Mobile +41 (0)79 407 08 78 E-mail: press-relations@centerpulse.com	Erwin Schaerer Phone +41 (0)1 306 96 53 Mobile +41 (0)79 407 12 25 E-mail: press-relations@centerpulse.com
Investor Relations: Suha Demokan Phone +41(0)1 306 98 25 Fax +41(0)1 306 98 31 Mobile +41(0)79 430 81 46 E-mail: investor-relations@centerpulse.com	Marc Ostermann Phone +41 (0)1 306 98 24 E-mail: investor-relations@centerpulse.com

        (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

Centerpulse's media releases are available on the internet at: www.centerpulse.com